UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-54A
NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(a) OF THE ACT
     The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:
Name: Fidus Investment Corporation
Address of Principal Business Office (No. & Street, City, State, Zip Code):
1603 Orrington Ave, Suite 820
Evanston, IL 60201
Telephone number (including area code): (847) 859-3940
Name and address of agent for service of process:
Edward H. Ross
Chairman and Chief Executive Officer
Fidus Investment Corporation
1603 Orrington Ave, Suite 820
Evanston, IL 60201
     Check one of the following:
☑	The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement, or if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: 001-35201

☐	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.
     The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: Not Applicable
     The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: Not Applicable
     The undersigned company certifies that it is a closed-end company organized under the laws of the State of Maryland and with its principal place of business in the State of Illinois; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

     Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Evanston and State of Illinois on the 20th day of June, 2011.

Fidus Investment Corporation

By: Name:	/s/ Edward H. Ross Edward H. Ross
Title:	Chief Executive Officer and Chairman of the Board

Attest:	/s/ Cary L. Schaefer
Name:	Cary L. Schaefer
Title:	Chief Financial Officer